[CAMCO FINANCIAL CORPORATION LETTERHEAD]

June 22, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Camco Financial Corporation – Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-175462)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Camco Financial Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-175462) as filed with the Commission on July 11, 2011 and amended by Amendment No. 1 filed with the Commission on August 12, 2011, together with all exhibits thereto (collectively, the “Registration Statement”).

The Company requests withdrawal of the Registration Statement on the grounds that the Registration Statement is out of date as more than nine months have passed since the Registration Statement was filed. The Company confirms that the Registration Statement was not declared effective and no securities have been sold pursuant to the Registration Statement.

The Company requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions regarding this request for withdrawal, please contact Kimberly J. Schaefer of Vorys, Sater, Seymour and Pease LLP at (513) 723-4068.

Thank you for your attention to this matter.

Very truly yours,

/s/ James E. Huston

James E. Huston
Chairman, President and Chief Executive Officer